ROSS MILLER Secretary of State 206 North Carson Street Carson City, Nevada 89701-4299 (775) 684 5708 Website: www.nvsos.gov

Amendment to Certificate of Designation After Issuance of Class of Series

USE BLACK INK ONLY – DO NOT HIGHLIGHT

Certificate of Amendment to Certificate of Designation For Nevada Profit Corporations (Pursuant to Nevada Revised Statutes 78.1955 – After Issuance of Class or Series)

1) Name of corporation:
Nyxio Technologies Corporation

2) Stockholder approval pursuant to statue has been obtained.

3) The class or series of stock being amended:
Class B Convertible Preferred Stock

4) By resolution adopted by the board of directors, the certificate of designation is being amended as follows or the new class or series is:

 5. Voting. The holders of Class B Convertible Preferred Stock shall have the right to cast one hundred million (100,000,000) votes for each share held of record on all matters submitted to a vote of holders of the Corporation’s common stock, including the election of directors, and all other matters as required by law. There is no right to cumulative voting in the election of directors.

SEE ATTACHED

5) Effective date of filing: (optional)

6) Signature:
/s/ Giorgio Johnson